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Exhibit (a)(1)(D)

        MONSTER BEVERAGE CORPORATION

Offer to Purchase for Cash
Shares of Its Common Stock for an Aggregate Purchase Price
of Not More Than $2.0 Billion
at a Per Share Purchase Price Not Less Than $142.00 Per Share
Nor Greater Than $160.00 Per Share

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JUNE 8, 2016,
UNLESS THE OFFER IS EXTENDED OR TERMINATED
(SUCH TIME, AS IT MAY BE EXTENDED, THE "EXPIRATION TIME").

May 10, 2016

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been appointed by Monster Beverage Corporation, a Delaware corporation (the "Company"), to act as Dealer Managers in connection with the Company's offer to purchase for cash shares of its common stock, par value $0.005 per share, pursuant to (1) auction tenders at prices specified by the tendering shareholders of not less than $142.00 nor greater than $160.00 per share ("Auction Tenders") or (2) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 10, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

        After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the "Purchase Price"), which will be not less than $142.00 and not more than $160.00 per share, that it will pay for shares of the Company's common stock, validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $142.00 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price and, after determination of the Purchase Price, all Purchase Price Tenders will be deemed to have been made at the Purchase Price. The Purchase Price will be the lowest price per share of not less than $142.00 and not more than $160.00 per share that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $2.0 billion (the "Maximum Offer Amount"). Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price.

        In addition, the Company may, if shares valued at more than the Maximum Offer Amount are tendered in the Offer at or below the Purchase Price, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding shares without extending the Expiration Time.

        All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if a number of shares having an aggregate purchase price of more than the Maximum Offer Amount are validly tendered at or below the Purchase Price and not validly withdrawn.

        Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than the Maximum Offer Amount, the Company will purchase shares (1) first, from all holders of "odd lots" of less than 100 shares who validly tender all of their shares at or below the Purchase Price, and do not validly withdraw them prior to the Expiration Time, except that tenders of less than all of the shares owned by an "odd lot" holder will not qualify for this preference, (2) second, from all other shareholders (except for shareholders who tendered shares conditionally for which the condition was not satisfied) who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time), on a pro rata basis, if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of the Maximum Offer Amount, and (3) third, if necessary to permit the Company to purchase shares having an aggregate purchase price of the Maximum Offer Amount, from holders who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time. See Sections 1 and 6 of the Offer to Purchase.

        For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  Offer to Purchase, dated May 10, 2016;

  2.
  Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

  3.
  Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;

  4.
  Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients' shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

  5.
  Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.

        The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material United States federal income tax consequences to shareholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on June 8, 2016, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

        For shares to be tendered validly pursuant to the Offer:

  •
  the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

  •
  the tendering shareholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

        Although the Company's Board of Directors has authorized the Offer, none of the Board of Directors, the Company, the Dealer Managers, the Information Agent or the Depositary, or any of our or their affiliates, has made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Your clients must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

        The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Very truly yours,
Barclays Capital Inc. Goldman, Sachs & Co.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue
New York, NY 10022
Shareholders call toll-free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

The Dealer Managers for the Offer are:

Barclays Capital Inc.

745 Seventh Avenue
New York, New York 10019
Banks, Brokers and Shareholders
Call Toll-Free: (888) 610-5877

Goldman, Sachs & Co.

200 West Street, 7th Floor
New York, New York 10282
Direct: (212) 902-1000
Toll-Free: (800) 323-5678

        Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Managers, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit (a)(1)(D)